UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. __)

PEDEVCO CORP.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

093440105

(CUSIP Number)

Clark R. Moore
4125 Blackhawk Plaza Circle
Suite 201A
Danville, California 94506
(855) 733-2685

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

July 27, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 093440105

1.	Name of Reporting Person Jamie Tseng
2.	Check the Appropriate Box if a Member of a Group. (a) ☑ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,050,000 shares
	8.	Shared Voting Power 0 shares
	9.	Sole Dispositive Power 3,050,000 shares
	10.	Shared Dispositive Power 0 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,050,000 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares. ☐
13.	Percent of Class Represented by Amount in Row (11) 15.5%
14.	Type of Reporting Person IN

1.	Name of Reporting Person Uni-bright Technology Limited
2.	Check the Appropriate Box if a Member of a Group. (a) ☑ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). ☐
6.	Citizenship or Place of Organization British Virgin Island
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,000,000 shares
	8.	Shared Voting Power 0 shares
	9.	Sole Dispositive Power 1,000,000 shares
	10.	Shared Dispositive Power 0 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000,000 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares. ☑
13.	Percent of Class Represented by Amount in Row (11) 5.1%
14.	Type of Reporting Person CO

Item 1.  Security and Issuer

This Schedule 13D relates to the common stock, $0.001 par value per share (the “Common Stock”), of PEDEVCO CORP., a Texas corporation formerly named Blast Energy Services, Inc. (the “Company”), the principal executive offices of which are located at 4125 Blackhawk Plaza Circle, Suite 201, Danville, California 94506.

Item 2.  Identity and Background

(a)           This Schedule 13D is filed by Jamie Tseng and Uni-bright Technology Limited (“Uni-bright”)  (each individually a “Reporting Person,” and together, the "Reporting Persons").  Uni-bright is a corporation owned and controlled by Mr. Tseng.

(b)           The principal business address of Mr. Tseng is 4125 Blackhawk Plaza Circle, Suite 201, Danville, California 94506.  The principal business address of Uni-bright is 4125 Blackhawk Plaza Circle, Suite 201, Danville, California 94506.

(c)           Mr. Tseng's principal occupation is Senior Vice President of the Company.  Uni-bright is principally engaged in investing. The Company is principally engaged in independent oil and gas exploration and production with additional revenue potential from its applied fluid jetting technology. The Company's address is 4125 Blackhawk Plaza Circle, Suite 201, Danville, California 94506.

(d) and (e)  During the last five years, neither Reporting Person (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Mr. Tseng is a citizen of the United States.  Uni-bright is a corporation organized under the laws of  the British Virgin Islands.

Item 3.  Source and Amount of Funds or Other Consideration

The information contained in Item 4 is incorporated by reference into this Item 3.   As described in Item 4, the securities that are the subject of this Schedule 13D were acquired by the Reporting Persons in a merger and in exchange for other securities held by the Reporting Persons.

Item 4.  Purpose of the Transaction

On July 27, 2012, the Company completed the transactions contemplated by an Agreement and Plan of Merger dated January 13, 2012 (the "Merger Agreement") among the Company, Blast Acquisition Corp., a wholly owned Nevada subsidiary of the Company ("MergerCo"), and Pacific Energy Development Corp., a privately held Nevada corporation ("PEDCO").  Pursuant to the Merger Agreement and effective July 27, 2012, MergerCo was merged with and into PEDCO (the "Merger"), with PEDCO continuing as the surviving entity and becoming a wholly owned subsidiary of the Company.

Prior to the completion of the Merger, the Reporting Persons held securities issued by PEDCO.  Pursuant to the terms of the Merger Agreement and effective upon the completion of the Merger, the Reporting Persons acquired beneficial ownership of the securities that are the subject of this Schedule 13D in exchange for his securities issued by PEDCO.

The Reporting Persons acquired such securities for investment purposes. Depending upon market conditions and other factors that the Reporting Persons deem material, after the date of this Schedule 13D the Reporting Persons may purchase additional shares of Common Stock or other securities of the Company in the open market, in private transactions or from the Company, or may dispose of all or a portion of the shares of Common Stock or other securities of the Company that they now own or hereafter may acquire.  The Reporting Persons do not have any present plans or proposals that relate to, or that would result in, any of the events described in paragraphs (a) to (j) of Item 4 of the Schedule 13D instructions.  The Reporting Persons reserve the right to formulate plans or make proposals, and take such actions with respect to their investment in the Company, including any or all of the items specified in paragraphs (a) to (j) of Item 4 of the Schedule 13D instructions and any other actions as they may determine.

Item 5.  Interest in Securities of the Issuer

The disclosures in Item 4 above are incorporated by reference into this Item 5.  Mr. Tseng, directly and through his ownership of Uni-bright, is the beneficial owner of 3,050,000 shares of Common Stock, constituting approximately 15.5% of the Company's outstanding shares of Common Stock.  Uni-bright, a corporation owned and controlled by Mr. Tseng, is the direct beneficial owner of 1,000,000 shares of Common Stock, constituting approximately 5.1% of the Company’s outstanding shares of Common Stock.  Such percentage is based on 19,597,126 shares of Common Stock outstanding on August 6, 2012 and does not take into account the shares of Common Stock that would be issued upon the conversion of any shares of preferred stock, or upon the exercise of any options or warrants, that are held by any person other than the Reporting Persons.

The 3,050,000 shares of Common Stock beneficially owned by the Reporting Persons consist of (i) 2,000,000 fully vested shares owned of record by Mr. Tseng; (ii) 1,000,000 fully vested shares owned by Uni-bright, and (iii) 50,000 shares subject to options held by Mr. Tseng vesting on August 9, 2012 with an exercise price of $.10 per share.  Mr. Tseng has the sole power to vote, or to direct the vote of, and to dispose of, or to direct the disposition of, the shares held by him. Uni-bright has the sole power to vote, or to direct the vote of and to dispose of or to direct the disposition of the shares held by it..

Except in connection with their acquisition of the securities described in Items 4 and 5 of this Schedule 13D, the Reporting Persons have not effected any transactions in the Common Stock during the sixty days prior to the date of this Schedule 13D.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.  Material to be Filed as Exhibits

The following documents are included as exhibits to this Schedule 13D:

99.1	Joint Filing Agreement among the Reporting Persons.

99.2
Agreement and Plan of Reorganization dated as of January 13, 2012 among Blast Energy Services, Inc., Blast Acquisition Corp. and Pacific Energy Development Corp. (previously filed by Blast Energy Services, Inc. with the Securities and Exchange Commission on January 20, 2012 on a Current Report on Form 8-K and incorporated herein by reference).

CUSIP NO. 093440105

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 7, 2012	/s/ Jamie Tseng
JAMIE TSENG

UNI-BRIGHT TECHNOLOGY LIMITED

/s/ Jamie Tseng
By: JAMIE TSENG
Its: CHIEF EXECUTIVE OFFICER